

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

August 28, 2015

Via E-Mail
Thad Trent
Chief Financial Officer
Cypress Semiconductor Corporation
198 Champion Court
San Jose, California 95134

> **Re:**   **Cypress Semiconductor Corporation**
> **Form 10-K for the fiscal year ended December 28, 2014**
> **Filed February 17, 2015**
> **Form 10-Q for the quarterly period ended June 28, 2015**
> **Filed August 7, 2015**
> **File No. 001-10079**

Dear Mr. Trent:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 28, 2014

Consolidated Financial Statements

Note 1. Revenue Recognition, page 60

1. We see that as a result of the reassessment of your ability to estimating the ultimate price of product shipments and amount of potential returns for sales made through distributors you concluded that you are able to reasonably estimate returns and pricing concessions on certain product families and with certain distributors. As a result, beginning in the fourth quarter of 2014, revenue is recognized at the time you ship these specific products to the identified distributors, less its estimate of future price adjustments and returns. Please explain to us in further detail the nature and timing of the changes made to the systems and processes around your distribution channel that precipitated the change. In

addition, tell us why only certain products and distributors were impacted by the change in estimate.

Form 10-Q for the quarterly period ended June 28, 2015

Item 2. Management's Discussion And Analysis Of Financial Condition And Results Of Operations

Results of Operations - Restructuring, page 42

2. Please revise future filings to provide the relevant disclosures from SAB Topic 5.P as it relates to the Spansion Integration-Related Restructuring Plan, including the expected effects on future earnings and cash flows resulting from the exit plan along with the initial period in which those effects are expected to be realized.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristin Lochhead at (202) 551-3664, or me at (202) 551-3676 with any questions. You may also reach Martin James, the Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

/s/ Brian Cascio

Brian Cascio
Accounting Branch Chief
Office of Electronics and Machinery